Via U.S. Mail and Fax
Mr. Eric G. Hutchinson
Chief Financial Officer
Spirent PLC
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

       September 21, 2005

RE: Spirent PLC
   Form 20-F for the fiscal year ended December 31, 2004
   File No. 001-15206

Dear Mr. Hutchinson:

 We have completed our review of your Form 20-F and related
filings and do not, at this time, have any further comments.

      Sincerely,

      Larry Spirgel
      Assistant Director

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

      DIVISION OF
CORPORATION FINANCE